JAMES RIVER GROUP HOLDINGS, LTD.
Wellesley House, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08 Bermuda
August 19, 2021
Mr. Michael Hoffmann
Dear Mike:
The purpose of this letter (this “Agreement”) is to confirm our agreement with respect to the terms of your employment as Senior Vice President, Chief Underwriting Officer by James River Group Holdings, Ltd., a Bermuda company (the “Company”). In consideration of the mutual promises contained in this Agreement, the parties to this Agreement hereby agree as follows:
1.EMPLOYMENT AND TERM. The Company agrees to employ you (the “Executive”) as Senior Vice President and Chief Underwriting Officer as of a mutually agreed to date no later than January 17, 2022, and Executive hereby accepts such employment on the terms hereinafter set forth. The term of this Agreement shall be one year commencing as of the Effective Date and ending on the date immediately preceding the first anniversary of the Effective Date, subject to the termination provisions of Section 7. The term of this Agreement shall thereafter be automatically renewed for additional one year periods unless written notice to the contrary shall be given by either party to the other not less than 60 days prior to the end of the initial or any renewal term that the term shall not thereafter be renewed (“Non-Renewal Notice”), subject to the termination provisions of Section 7. The initial term plus any renewals thereof shall hereafter be referred to as the “Term.”
2.COMPENSATION.
(a)Salary. Commencing as of the Effective Date, Executive shall be paid a base salary at a rate of not less than $425,000 per year, payable in periodic installments in accordance with the Company’s normal payroll practices, currently in monthly installments in arrears.
(b)Bonus and Long-Term Incentive Plan.
(i)For each fiscal year during the Term in which Executive is employed by the Company as of the last day of such fiscal year, Executive shall be eligible to receive a discretionary bonus (each, a “Bonus”) in an amount as the Board of Directors of the Company (“Board”) (other than Executive, if Executive is a member of the Board), in its discretion, may determine based on Executive’s performance during such fiscal year, which Bonus shall be paid on or before March 15 of the subsequent fiscal year. Executive's target cash bonus for each calendar year he is employed through the end of the year will be 75% of his base salary, provided that the determination of whether Executive will be awarded a cash bonus and the amount of the cash bonus will be determined by the Board in its discretion. Notwithstanding the foregoing, Executive’s Bonus for the fiscal year ending December 31, 2021, will be $150,000, which will be paid by the Company in 2022 on or before March 15, 2022. Any bonus awarded in respect of a year shall not mean Executive is entitled to a bonus in any subsequent year. There is no guarantee to a Bonus. Notwithstanding the foregoing, Executive shall not be entitled to receive any Bonus if, on the date the Bonus is to be paid, Executive is under notice of termination (regardless of whether Executive or the Company has given such notice) or if Executive’s employment has already terminated, except as expressly provided in Section 8(a).
(ii)In addition, Executive shall be eligible to participate in any long-term incentive plan of the Company (“LTIP”) in effect from time to time. For calendar year 2021, Executive will be eligible to receive an equity award under an LTIP with a target equity grant value of $360,000. Beginning in calendar year 2022, Executive will be eligible to receive an equity award under an LTIP with a target equity grant equivalent in value to 100% of his base salary for each calendar year he is employed through the end of the year, provided that the determination of whether Executive will be awarded an LTIP equity award and the amount of the award will be determined by the Board in its discretion. In general, equity awards will be granted in the first calendar quarter of the year following the year to which such equity award relates (e.g., the first quarter of 2022 for an equity award that relates to calendar year 2021). Options to acquire common shares (the “Shares”) of the Company will be valued using a Black Scholes valuation model, and restricted share units (“RSUs”) of the Company will be valued based upon the closing price of the Company’s publicly traded Shares on the day of the grant. Options and RSUs will be subject to the LTIP in effect at the time awarded and to an award agreement acceptable to the Company, and will vest annually, in three equal installments, over a three year period from the grant date subject to Executive’s continued employment on each vesting date.
(c)Vacation, Benefits. Executive shall also be entitled, during the Term to participate in all employee benefit plans and other fringe benefits or plans (including certain services and utilities) of the Company generally available to executive employees of the Company Group (as defined below) or generally available to the Company’s Bermuda-based executive employees, at the Company’s expense, including:
(i)in addition to Bermuda’s public holidays, a total of five weeks of paid vacation per annum (accruing pro-rata throughout each year and not subject to carry over to subsequent years). If on the date of Executive’s termination Executive has taken more than his accrued entitlement, the Company shall be entitled to deduct from any payments due, payment of each excess day;
(ii)10 days paid sick leave in the event Executive is unable to work due to personal illness or injury, on an annualized basis;

(iii)access to the Company’s Bermuda pension scheme. The Company and Executive will each contribute in each year an amount equal to 5% of Executive’s pensionable earnings. At Executive’s election, the Company will offer an additional 1% matched contribution. Further information is available upon request.
(iv)tax equalization payments pursuant to the Company’s tax equalization policies (“Tax Equalization Policies”), provided that such tax equalization payments shall be made no later than the end of the second calendar year after the year in which the Executive’s income tax return is required to be filed (including any extensions) for the year to which the compensation subject to the tax equalization payment relates, or, if later, the second calendar year beginning after the latest year in which the Executive’s foreign tax return or payment is required to be filed or made for the year to which the compensation subject to the tax equalization payment relates, and further provided that if the right to such tax equalization proceeds arises as a result of audit, litigation, or similar proceeding, such tax equalization payments are scheduled and made in accordance with the tax gross-up payment provisions of Treas. Reg. §1.409A-3(j)(i)(v); and
(v)business expense reimbursement for all reasonable business expenses upon the presentation of reasonably itemized statements of such expenses in accordance with the Company’s policies and procedures.
(d)Reimbursements. The amount of expenses eligible for reimbursement pursuant to this Agreement (including under Section 2(c)(iii) during any tax year of Executive shall not affect the expenses eligible for reimbursement in any other tax year. The right to reimbursement provided in this Agreement is not subject to liquidation or exchange for another benefit. In no event shall the reimbursement of an eligible expense under this Agreement occur later than the earlier of (i) six months from the date of incurrence and (ii) the end of the calendar year following the calendar year in which such expense was incurred.
(e)Claw-Back. Executive acknowledges that to the extent required by applicable law or written company policy adopted by the Board to implement the requirements of such law (including without limitation Section 304 of the Sarbanes Oxley Act and Section 954 of the Dodd Frank Act), any bonus and other incentive compensation (if any) shall be subject to any clawback, forfeiture, recoupment or similar requirement (“Clawback Rights”) as the Board may determine in its sole discretion is necessary or desirable to implement such law or policy.
(f)Withholdings and Deductions. All payments and compensation under this Agreement shall be subject to all required withholdings and deductions, and such deductions as Executive may instruct the Company to take that are authorized by applicable law.

3.DUTIES. Executive shall perform all duties normally associated with the position of Senior Vice President and Chief Underwriting Officer and such other reasonable duties as may be assigned to him by the Chief Executive Officer of the Company (“CEO”) or the Board. Executive shall report directly to the CEO. Executive will devote his entire working time, attention, and energies to carrying out and fulfilling his duties and responsibilities under this Agreement providing the full benefit of his knowledge, expertise, technical skill and ingenuity. Executive agrees to abide by all policies applicable to employees of the Company Group adopted by the Board. Executive warrants that as a consequence of entering into this Agreement he is not breaching any obligation, contractual agreement or arrangement with a third party. Executive’s duties will primarily be performed at the Company’s offices in Bermuda, and Executive represents that he is able and willing to engage in international travel as is necessary to perform his duties as Senior Vice President and Chief Underwriting Officer and to further the Company’s business interests. This may involve travelling outside of normal business hours should the need arise.
4.NORMAL WORKING HOURS. Standard work hours are 8:45 a.m. – 4:45 p.m., Monday through Friday. However, Executive may be asked to work reasonable additional hours from time-to-time. Executive’s annualized salary has been calculated to reflect that his regular duties and nature of his work may require him to work more than forty hours per week and therefore Executive is not entitled to receive overtime pay.
5.CONFIDENTIAL INFORMATION AND PRIVILEGED INFORMATION.
(a)Executive will not at any time during the Term or thereafter:
(i)reveal, divulge, or make known to any person, firm, or corporation or use for his personal benefit or the benefit of others (except the Company and any of its direct or indirect subsidiaries (hereinafter referred to as “Affiliates,” and the Company, together with such Affiliates, the “Company Group”)), directly or indirectly, any confidential or proprietary information received or developed by him during the course of his employment. For the purposes of this Section 5(a)(i) confidential and proprietary information (“Confidential Information”) shall be defined to mean (1) all historical and pro forma projections of loss ratios incurred by the Company Group; (2) all historical and pro forma actuarial data relating to the Company Group; (3) historical and pro forma financial results, revenue statements, and projections for the Company Group; (4) all information relating to the Company Group’s systems and software (other than the portion thereof provided by the vendor to all purchasers of such systems and software); (5) all information relating to the Company’s unique underwriting approach; (6) all information relating to plans for, or internal or external discussions regarding, acquisitions of or mergers with any business or line of business; (7) non-public business plans; (8) all other information relating to the financial, business, or other affairs of the Company Group including their customers; and (9) any information about any shareholder of the Company or any of its Affiliates, or any of their officers or employees, that has been furnished or made available to Executive as a result of his position with the Company.

Section 5(a)(i) shall not apply to Executive following the termination of his employment with the Company with respect to any Confidential Information known or made generally available to the general public or within the industry by persons other than Executive or a person acting with or at the request of Executive; or
(ii)reveal, divulge, or make known to any person, firm, or corporation, or use for his personal benefit or the benefit of others (except the Company Group), directly or indirectly, the name or names of any Customers (as defined in Section 6 below) of the Company Group, nor will he reveal, divulge, or make known to any person, firm, or corporation or use for his personal benefit or the benefit of others (except the Company Group), directly or indirectly, any trade secrets or any knowledge or information concerning any business methods or operational procedures engaged in by the Company Group (collectively, “Privileged Information”); provided, however, the restrictions set forth in this Section 5(a)(ii) shall not apply to Executive following the termination of his employment with the Company with respect to any Privileged Information known or made generally available to the general public or within the industry by persons other than Executive or a person acting with or at the request of Executive.
(b)    Notwithstanding any provision of this Agreement to the contrary, under 18 U.S.C. §1833(b), “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Nothing in this Agreement or any other policy of the Companies is intended to conflict with this statutory protection, and no director, officer, or member of management has the authority to impose any rule to the contrary.
6.NON-COMPETITION, NON-SOLICITATION AND NON-POACH.
(a)Executive acknowledges and agrees that as the Company’s Chief Underwriting Officer (i) he will be provided and have access to the Company Group’s Confidential Information and Privileged Information, and will be compensated for the development, and supervising the development, of the same, and (ii) he will have unique insight into and knowledge of the skills, talents and capabilities of the Company Group’s key employees.
(b)Executive agrees that during his employment by the Company he will not compete against the Company Group in any manner, including without limitation by engaging in, or by assisting any other person or entity to engage in, or by having an ownership interest in, any Competitive Business (as defined below) in the Territory (as defined below), or by engaging in any conduct described in clauses (c)(i), (ii) or (iii) below.

(c)Executive further agrees that after his employment by the Company ends for any reason, he will not during the Restricted Period (as defined below):
(i)compete against the Company Group by engaging in, or by assisting any other person or entity to engage in, or by having an ownership interest in, any Competitive Business in the Territory (as defined below);
(ii)compete against the Company Group by soliciting any Customer (as defined below) in order to provide any goods or services to such Customer in competition against the Company Group, or by soliciting any Agent (as defined below) in order to obtain referrals from such Agent in competition against the Company Group;
(iii)induce or persuade any Customer or Agent not to do business with, or to switch business from, or reduce business with, the Company Group;
(iv)solicit, or assist others in soliciting, Key Employees (as defined below) to either leave the Company Group or to engage in a Competitive Business.
(d)For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below:
(i)“Agent” shall mean any insurance agent, insurance broker, wholesale agent, general agent, or other person (A) that acted on behalf of any customer of the Company Group to obtain insurance from any Company Group entity or who referred any insurance business to any Company Group entity during the 12-month period immediately preceding Executive’s last day of employment with the Company (the “Final Year”) and (B) with respect to which either Executive had either (I) Confidential Information or Privileged Information or (II) account responsibility either directly or through managing employees with such account responsibility during the Final Year.
(ii)“Competitive Business” shall mean (x) the lines of business of providing workers’ compensation insurance, excess and surplus lines insurance, and casualty reinsurance, and entering into fronting and insurance program arrangements, and (y) any other material business in which the Company Group is engaged during the Term, and in both cases such services provided with which the duties of Executive were materially concerned or for which he was directly or indirectly responsible during the Final Year, provided, however, if the Company Group completely ceases to engage in any of the above-referenced lines of business during the Term, then such discontinued line(s) of business will no longer be included in the definition of Competitive Business as of the date of such complete cessation.

(iii)“Customer” shall mean any customer of the Company Group that (A) purchased products or services from the Company, or entered into a contract, reinsurance agreement, brokerage, or other arrangement with the Company, during the Final Year, and (B) about which Executive either had Confidential Information or Privileged Information or personal or management responsibility for customer contact or service during the Final Year.
(iv)“Key Employees” shall mean any executive, managerial, sales, marketing, or supervisory level employees of the Company Group under Executive’s direct or indirect management authority during the Final Year.
(v)“Restricted Period” shall mean 12 months. This period will be reduced by one day for every day, during which, at the Company’s direction, Executive has been placed on garden leave and has been excluded from the Company’s premises and has not carried out any duties.
(vi)“Territory” shall mean (A) Bermuda, (B) each and every state or other United States jurisdiction where the Company Group is licensed or admitted at the end of the Term and/or is then in the process of seeking to be licensed; and (C) North America, South America, Europe, Asia, Australia and Africa, in each case for which Executive was responsible or in respect of which Executive carried out duties or was engaged or concerned at any time during the Final Year.
(e)The restrictions contained in this Section 6 shall not prevent the purchase of ownership by Executive of not more than 3% of the securities of any class of any corporation, whether or not such corporation is engaged in any Competitive Business, which are publicly traded on any securities exchange or any “over the counter” market.
7.TERMINATION. Executive’s employment hereunder shall terminate under the following circumstances:
(a)Termination for Cause. The Company may terminate the employment of Executive for Cause at any time by providing written notice to Executive specifying the cause of the termination. For the purposes of this Agreement, “Cause” means that: (i) Executive willfully violated, or has stated that he intends to willfully violate, Sections 5 or 6 of this Agreement; (ii) Executive commits any act of serious misconduct, or is guilty of repeated misconduct or continuing poor performance after written warning has been given; (iii) Executive grossly neglected his duties hereunder; (iv) Executive was convicted of a felony, or a crime involving moral turpitude (meaning a crime that includes the commission of an act of depravity, dishonesty, or bad morals); (v) Executive has committed an act of dishonesty, fraud, or embezzlement against any Company Group entity; (vi) Executive willfully and/or knowingly breached any provision of this Agreement other than Section 5 or Section 6 in any material respect, or willfully and/or knowingly violated the Company’s written policies; or (vii)

Executive willfully failed or refused to follow the lawful instructions of the Board that are consistent with this Agreement (“Insubordination”). In the event that the Company provides written notice of termination for Cause pursuant to Section 7(a)(iii) or (vii), Executive shall be entitled to cure any alleged neglect of his duties or Insubordination, to the extent curable, within 30 days of receiving written notice from the Company specifying the factual basis for its belief that Executive grossly neglected his duties hereunder or engaged in Insubordination. If Executive is terminated for Cause, Executive’s compensation shall terminate immediately.
(b)Company Termination Without Cause; Company Non-Renewal Termination. The Company may terminate the employment of Executive at any time without Cause by giving to Executive 30 days’ written notice. If (i) the Company delivers a timely Non-Renewal Notice and Executive has not timely delivered a timely Non-Renewal Notice, (ii) Executive continues in employment with the Company through the last day of the Term, and (iii) the parties have not executed a written agreement applicable to Executive’s employment after the expiration of the Term, then Executive’s employment shall terminate on the last day of the Term (a “Company Non-Renewal Termination”).
(c)Termination by Executive for Good Reason. Executive may, at his option, terminate this Agreement for Good Reason in accordance with the terms of this Section 7(c). “Good Reason” shall mean the occurrence of any one or more of the following events without the prior consent of Executive:
(i)A material diminution in Executive’s authority, duties or responsibilities, or requiring Executive to report directly to a person or persons other than the CEO;
(ii)A material diminution in Executive’s base salary;
(iii)A material diminution in Executive’s annual cash bonus target described in Section 2(b)(i) above, provided, however, that a specific cash Bonus award for a bonus year that is less than the bonus target for that year does not constitute Good Reason unless that Bonus award is less than the lesser of (A) 80% of the target bonus for that bonus year, or (B) solely in the event that the average of the bonuses awarded to the bonus-eligible Shared Service Chief Officers (as defined below) for such bonus year (the “SSCO Average Bonus”) is less than the average of the bonuses that would have been awarded to such Shared Service Chief Officers had they each been awarded their target bonus for such bonus year (the “SSCO Average Target Bonus”), a percentage of the target bonus equal to the “SSCO Average Percentage” for that bonus year minus twenty percentage points, where the SSCO Average Percentage is calculated as the fraction in which the numerator is the SSCO Average Bonus and the denominator is the SSCO Average Target Bonus (e.g., if the SSCO Average Percentage were 90%, then the applicable threshold for a resignation for Good Reason would be 70%);

(iv)a material diminution in Executive's annual equity grant target described in Section 2(b)(ii) above, provided, however, that a specific LTIP equity grant that is less than the equity grant target does not constitute Good Reason unless that equity grant is less than the lesser of (A) 80% of the target equity grant for that bonus year, or (B) solely in the event that the average of the equity grants awarded to the equity grant-eligible Shared Service Chief Officers for such bonus year (the “SSCO Average Equity Grant”) is less than the average of the equity grants that would have been awarded to such Shared Service Chief Officers had they each been awarded their target equity grant for such bonus year (the “SSCO Average Target Equity Grant”), a percentage of the target equity grant equal to the “SSCO Average Percentage” for that bonus year minus twenty percentage points, where the SSCO Average Percentage is calculated as the fraction in which the numerator is the SSCO Average Equity Grant and the denominator is the SSCO Average Target Equity Grant;
(v)The Company’s requiring Executive to be based at any office or location outside of Bermuda; or
(vi)Any action or inaction by the Company which constitutes a material breach of the terms of this Agreement;
and, in each case, the failure by the Company to cure such condition within the 30-day period after receipt of written notice from Executive specifying in detail the factual basis for his belief that he has Good Reason to resign (“Good Reason Notice”). Executive must deliver a Good Reason Notice within 30 calendar days after the initial existence of a Good Reason condition, and, if the Company fails to cure such Good Reason condition within 30 calendar days of receipt of such Good Reason Notice, Executive must terminate his employment within one year after the initial existence of such Good Reason condition, and any failure by Executive to timely comply with either of these requirements shall constitute a waiver of Executive’s right to resign for Good Reason for such condition.
(d)Executive Resignation. Executive may terminate this Agreement upon 30 days’ written notice.
(e)Termination due to Death or Disability. Executive’s employment hereunder shall terminate upon his death. The Company may terminate Executive’s employment if he is prevented from performing his responsibilities under this Agreement because of “Disability.” A “Disability” means that Executive is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident or disability insurance benefit plan covering Company employees (“Disability Plan”). If Executive is unable to perform his responsibilities, by reason of any accident, illness, or mental, or physical impairment, for a period that is reasonably anticipated by the Company to be longer than the waiting period in the Disability Plan, then, at the Company’s request, Executive shall promptly apply for such income replacement benefits.
(f)Expiration of Term. If (i) Executive delivers a timely Non-Renewal Notice pursuant to Section 1 (whether or not the Company has timely delivered a timely Non-Renewal Notice), (ii) Executive continues in employment with the Company through the last day of the Term, and (iii) the parties have not executed a written agreement applicable to Executive’s employment after the expiration of the Term, then Executive’s employment shall terminate on the last day of the Term.
8.COMPENSATION AND BENEFITS UPON TERMINATION.
(a)If, during the Term, the Company terminates Executive’s employment without Cause, there is a Company Non-Renewal Termination, or Executive terminates his employment for Good Reason, then:
(i)within seven days of the Termination Date (as defined below) or at the next interval at which Executive would have been paid had this Agreement not been terminated, the Company shall pay to Executive his accrued but yet unpaid base salary earned through the Termination Date and any accrued, but unused vacation pay through the Termination Date (the “Accrued Obligations”);
(ii)within 45 days following the Termination Date, the Company shall reimburse Executive for reasonable expenses incurred, but not paid prior to the Termination Date;
(iii)any accrued but unpaid Tax Equalization Policy obligations of the Company shall be paid in accordance with such policy; and
(iv)subject to the execution and delivery of a general release (which release shall not alter or result in the waiver of Executive’s right to exercise the portion of any Company stock option that vested through the Termination Date, or any rights under this Section 8(a)) in a form acceptable to the Company within forty five (45) days after the Termination Date (the “Release Expiration Date”), which release has not been revoked, Executive is entitled to receive:

A.In the event of (I) a termination without Cause or for Good Reason (x) before a Change in Control (as defined in Section 8(d)) or more than twelve (12) months after a Change in Control, an amount equal to Executive’s then current base salary for a period of twelve (12) months after the Termination Date, or (y) within twelve (12) months after a Change in Control, an amount equal to Executive’s then current base salary for a period of eighteen (18) months after the Termination Date; or (II) a Company Non-Renewal Termination either before or any time after a Change in Control, an amount equal to Executive’s then current base salary for a period of twelve (12) months after the Termination Date, which, in any case shall be paid in periodic installments in accordance with the Company’s normal payroll practices commencing on the first payroll cycle which is at least ten (10) business days after the 45th day after the Termination Date, unless such payroll date occurs in the calendar year following the calendar year of the Termination Date, in which case payments pursuant to this Section shall be made no earlier than the first business day of the calendar year following the calendar year of the Termination Date (for the avoidance of doubt, the payments in this clause are inclusive of any severance allowance owed to Executive pursuant to the Employment Act 2000);
B.the continuation of coverage under all employee benefit insurance plans in which Executive was a participant as of the Termination Date, to the extent such post-employment coverage is authorized by such plans, at the Company’s expense for a period of 12 months after the Termination Date, provided, however if post-employment coverage is not authorized under the Company’s health insurance plan, then the Company will pay Executive the premium cost for health insurance coverage that the Company would have paid if Executive had continued being a participant in the Company’s health insurance plan during such twelve month period, and such amount shall be paid at the time such premiums would have been paid if Executive had continued being a participant in the Company’s health insurance plan during such twelve month period;
C.any unpaid discretionary bonus awarded to Executive by the Board for the year prior to the year in which the Termination Date occurs (“Prior Year”), which shall be paid in a lump sum on the normal bonus payment date, provided, however, (1) the amount of such bonus shall not be less than the target bonus for the Prior Year unless the average of the bonuses awarded to the bonus-eligible Chief Actuarial Officer, the Chief Claims Officer, the Chief Human Resources Officer, the Chief Information Technology Officer, and the Chief Legal Officer (the “Shared Service Chief Officers”) for the Prior Year (the “Prior Year SSCO Average Bonus”) is less than the average of the bonuses that would have been awarded to such Shared Service Chief Officers had they each been awarded their target bonus for the Prior Year (the “Prior Year SSCO Average Target Bonus”), in which case (2) Executive’s bonus for the Prior Year will be equal to Executive’s target bonus for the Prior Year multiplied by the fraction in which the numerator is the Prior Year SSCO Average Bonus and the denominator is the Prior Year SSCO Average Target Bonus; and
D.a pro rata Bonus for the year in which the Termination Date occurs (the “Termination Year”), calculated by multiplying Executive’s target bonus for the Termination Year by (1) the fraction in which the numerator is the number of days between January 1 of that year and the Termination Date, and the denominator is 365, and (2) solely in the event that the average of the bonuses awarded to the bonus-eligible Shared Service Chief Officers for the Termination Year (the “Termination Year SSCO Average Bonus”) is less than the average of the bonuses that would have been awarded to such Shared Service Chief Officers had they each been awarded their target bonus for the Termination Year (the “Termination Year SSCO Average Target Bonus”), the fraction in which the numerator is the Termination Year SSCO Average Bonus and the denominator is the Termination Year SSCO Average Target Bonus, which shall be paid in a lump sum on the normal bonus payment date for Termination Year bonuses.
(v)In the event that Executive fails to execute the Release on or prior to the Release Expiration Date, Executive shall not be entitled to any payments or benefits pursuant to Section 8(a)(iv). Notwithstanding the foregoing, if the Release could become effective during the calendar year following the calendar year of the Termination Date, then no such payments that constitute “deferred compensation” under Internal Revenue Code Section 409A shall be made earlier than the first day of the calendar year following the calendar year of the Termination Date.
(b)If Executive’s employment is terminated as a result of death or by the Company for Cause or because of Disability, or if a termination of employment occurs as a result of Executive’s delivering a timely Non-Renewal Notice:
(i)within seven days of the Termination Date (as defined below) or at the next interval at which Executive would have been paid had this Agreement not been terminated, the Company shall pay to Executive the Accrued Obligations;
(ii)within 45 days following the Termination Date, the Company shall reimburse Executive for reasonable expenses incurred, but not paid prior to the Termination Date; and
(iii)any accrued but unpaid Tax Equalization Policy obligations of the Company shall be paid in accordance with such policy.

(c)Except for payments provided under Sections 8(a)(i), 8(a)(ii), 8(a)(iii) and 8(b), all compensation and benefits paid pursuant to this Section 8 shall cease and Executive shall promptly return any amount paid under Section 8(a)(iv) to the Company if Executive violates any of the terms of Sections 5 or 6 above during the Restricted Period. In addition to these remedies, the Company shall have all other remedies provided by this Agreement and by law for the breach of Sections 5 or 6 above.
(d)For purposes of this Agreement, “Termination Date” means the date of Executive’s “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Section 409A”). For purposes of this Agreement, “Change in Control” means (and, for purposes of this definition only, capitalized terms have the meaning defined in the James River Group Holdings, Ltd. Long-Term Incentive Plan, as amended the “Plan”) the first to occur of the following events:
(i)    the purchase or other acquisition (other than from the Company), in a single transaction or series of related transactions, by any person, entity or group of persons, within the meaning of Section 13(d) or 14(d) of the Exchange Act (excluding, for this purpose, the Company or its subsidiaries or any employee benefit plan of the Company or its subsidiaries), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of 50% or more of either the then-outstanding Shares or the combined voting power of the Company’s then-outstanding voting securities entitled to vote generally in the election of directors;
(ii)     consummation of a reorganization, merger, amalgamation or consolidation involving the Company, in each case with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger, amalgamation or consolidation do not, immediately thereafter, own more than 50% of, respectively, the Shares and the combined voting power entitled to vote generally in the election of directors of the reorganized, merged, amalgamated or consolidated corporation’s then-outstanding voting securities; or
(iii)    a liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company; provided, however, an event described above shall be considered a Change in Control hereunder only if it also constitutes a “change in control event” under Section 409A of the Code, to the extent necessary to avoid the adverse tax consequences thereunder with respect to any payment subject to Section 409A of the Code.
(e)Executive’s rights with respect to the forfeiture, vesting and exercise of any equity award after the Termination Date shall be governed by the applicable equity award agreement and LTIP, provided, however in no event will any vested RSUs as of the Termination Date be forfeited as a result of the termination of his employment for any reason.

9.PAYMENT IN LIEU OF NOTICE AND GARDEN LEAVE.
(a)The Company may, in its sole discretion, terminate this Agreement in accordance with the terms hereunder (or accelerate its termination after written notice of termination has been given by either party) with a payment in lieu of notice.
(b)In the event either party gives notice of termination, or during any period of employee consultation, the Company reserves the right, at its sole discretion, to place Executive on garden leave for the period of such consultation or whole or part of the notice period. During any period of garden leave, Executive will be under no obligation to provide Executive work. The Company may require Executive: not to attend his place of work or to work from the location determined by the Company (including but not limited to Executive’s home); not to undertake all or any of his duties, or to undertake different duties as assigned by the Company; to refrain from contacting any customers, clients, advertisers, suppliers, agents, advisors, brokers, consultants, attorneys or employees of the Company; to resign without claim for compensation from any directorships or as officer of the Company or any affiliate of the Company; to take any accrued vacation during the garden leave period and prior to Executive’s termination date, provided that the Company continue to pay Executive’s salary and benefits during the garden leave period. Executive must remain available during normal working hours, unless on agreed vacation, should the Company require any work to be undertaken. This shall not affect the Company’s right to suspend Executive during any period in which it is carrying out a disciplinary investigation into any alleged acts or defaults against him. During any period of garden leave, or suspension, Executive will continue to owe a duty of good faith and fidelity to the Company.
10. 409A COMPLIANCE. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A). Notwithstanding anything else contained in this Agreement to the contrary, if Executive is a “specified employee” under the Company’s specified employee policy as in effect on the Termination Date, or if no such policy is then in effect, within the meaning of Section 409A, any payment required to be made to Executive hereunder upon or following the Termination Date shall be delayed until after the six-month anniversary of Executive’s “separation from service” (as such term is defined in Section 409A) to the extent necessary to comply with, and avoid imposition on Executive of any additional tax, interest, or penalty imposed under, Section 409A. Should payments be delayed in accordance with the preceding sentence, the accumulated payment that would have been made but for the period of the delay shall be paid in a single lump sum during the ten-day period following the six-month anniversary of the Termination Date. Each payroll period payment described in Section 8(a)(iv)(1) shall be treated as a separate payment for purposes of Section 409A.

11.UNIQUENESS OF SERVICES; ACKNOWLEDGEMENTS. Executive acknowledges that the services to be rendered under the provisions of this Agreement are of a special, unique, and extraordinary character; involve access to and development of Confidential Information and Privileged Information; involve developing and protecting customer relationships and goodwill; and that it would be difficult or impossible to replace such services and that, by reason thereof, Executive agrees and consents that if he violates any of the provisions of Sections 5 or 6 of this Agreement, the Company, in addition to any other rights and remedies available under this Agreement or otherwise, shall be entitled to an injunction to be issued by a court of competent jurisdiction restricting Executive from committing or continuing any violation of Sections 5 or 6 of this Agreement.
12.FURTHER ACKNOWLEDGEMENTS. Executive further acknowledges and agrees that the restrictions contained in Sections 5 or 6 above are reasonable and necessary to protect the legitimate interest of the Company Group, in view of, among other things, the short duration of the restrictions; the narrow scope of the restrictions; the Company Group’s interests in protecting its trade secrets, Confidential Information, and Privileged Information (which Executive agrees would be useful to competitors for more than 12 months) and its customer relationships and goodwill; Executive’s background and capabilities which will allow him to seek and accept employment without violation of the restrictions; Executive’s opportunity to acquire a substantial equity interest in the Company through the award of restricted stock and stock options and other equity based awards; and Executive’s entitlements under this Agreement. If any restriction contained in Sections 5 or 6 above, by themselves or taken together, is adjudged unreasonable by a court of competent jurisdiction or arbitrator in any proceeding, but would be adjudged reasonable if part or parts of the wording thereof were deleted, the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and effective.
13.NOTICES. Any notices provided for or permitted by this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or when received by email addressed (for a notice to Executive) to [REDACTED] and addressed (for a notice to the Company) to both its Chief Human Resources & Operations Officer, currently [REDACTED], and its Chief Executive Officer, currently [REDACTED].
14.SECTION HEADINGS. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.
15.STATEMENT OF EMPLOYMENT. This Agreement, and its appendix, comprise Executive’s statement of employment pursuant to Section 6 of the Employment Act 2000. Further particulars regarding Executive’s statutory rights are contained in the appendix to this Agreement. These further particulars do not comprise terms of this Agreement, enforceable by either party hereunder, but are required to be stated in Executive’s statement of employment pursuant to Section 6 of the Employment Act 2000.

16.ENTIRE AGREEMENT; AMENDMENTS; COUNTERPARTS. This Agreement, and its appendix, constitutes the entire agreement and understanding between Executive and the Company with respect to the subject matter hereof and shall supersede any and all other prior agreements and understandings, whether oral or written, relating thereto or the employment of Executive by the Company. This Agreement may not be rescinded, modified, or amended, unless an amendment is agreed to in a writing signed by Executive and by the Chairman of the Board or an officer of the Company specifically authorized by the Board (other than Executive), and any waiver shall be set forth in writing and signed by the party to be charged. This Agreement may be executed in any number of counterparts, including by facsimile, each of which shall be an original, but all of which together shall constitute one and the same instrument.
17.PARTIAL INVALIDITY. The invalidity or unenforceability, by statute, court decision, or otherwise, of any term or condition of this Agreement shall not affect the validity or enforceability of any other term or condition hereof.
18.GOVERNING LAW. This Agreement shall be construed and administered in accordance with the laws of Bermuda, without regard to the principles of conflicts of law which might otherwise apply.
19.ASSIGNABILITY. This Agreement may not be assigned by Executive, and any purported assignment by Executive shall be null and void. All of the terms and conditions of this Agreement shall be binding upon and inure to the benefit of the Company and its successors (including without limitation any successor to the Company’s business as the result of a merger or consolidation of the Company, whether or not the Company survives such merger or consolidation) and assigns. Successors to the Company shall include, without limitation, any corporation or corporations acquiring, directly or indirectly, all or substantially all of the assets of the Company whether by merger, consolidation, purchase, or otherwise and such successor shall thereafter be deemed the “Company” for purposes hereof.
20.DISPUTE RESOLUTION.
(a)Arbitration. In the event of disputes between the parties with respect to the terms and conditions of this Agreement, such disputes shall be resolved by and through an arbitration proceeding to be conducted under the auspices of the American Arbitration Association (or any like organization successor thereto) in Bermuda; provided, however, that either party may seek temporary or preliminary relief with respect to appropriate matters (including, without limitation, enforcement of Sections 5 or 6 above) from a court in aid of arbitration. Such arbitration proceeding shall be conducted pursuant to the commercial arbitration rules (formal or informal) of the American Arbitration Association in as expedited a manner as is then permitted by such rules (the “Arbitration”). Both the foregoing agreement of the parties to arbitrate any and all such claims, and the results, determination, finding, judgment, and/or award rendered through such Arbitration, shall be final and binding on the parties to this Agreement and may be specifically enforced by legal proceedings.

(b)Procedure. Such Arbitration may be initiated by written notice from either party to the other which shall be a compulsory and binding proceeding on each party. The Arbitration shall be conducted by an arbitrator selected in accordance with the procedures of the American Arbitration Association. Time is of the essence of this arbitration procedure, and the arbitrator shall be instructed and required to render his or her decision within 30 days following completion of the Arbitration.
(c)Venue and Jurisdiction. Any action to compel arbitration hereunder or otherwise relating to this Agreement shall be brought exclusively in a Bermuda court, and the Company and Executive hereby irrevocably submit with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts.
(d)Waiver of Jury Trial. IN THE EVENT OF ANY LITIGATION WITH RESPECT TO ANY MATTER CONNECTED WITH THIS AGREEMENT OR THE AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREUNDER ALL OF THE PARTIES HERETO WAIVE ALL RIGHTS TO A TRIAL BY JURY.
21.COOPERATION. Executive agrees that, upon reasonable notice and without the necessity of the Company obtaining a subpoena or court order, Executive shall provide reasonable cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), or the decision to commence on behalf of the Company any suit, action or proceeding, and any investigation and/or defense of any claims asserted against any of the Company’s or its Affiliates’ current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing, which relates to events occurring during Executive’s employment hereunder by the Company as to which Executive may have relevant information (including but not limited to furnishing relevant information and materials to the Company or its designee and/or providing testimony at depositions and at trial), provided that with respect to such cooperation occurring following termination of Executive’s employment, the Company shall reimburse Executive for expenses reasonably incurred in connection therewith and shall schedule such cooperation to the extent reasonably practicable so as not to unreasonably interfere with Executive’s business or personal affairs. Notwithstanding anything to the contrary, in the event the Company requests cooperation from Executive after his employment with the Company has terminated and at a time when Executive is not receiving any severance pay from the Company, Executive shall not be required to devote more than 40 hours of his time per year with respect to this Section 21, except that such 40 hour cap shall not include or apply to any time spent testifying at a deposition or at trial, or spent testifying before or being interviewed by any administrative or regulatory agency.
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Kindly indicate your acceptance of this Agreement by signing and returning a copy of this letter to the Company.
Very truly yours,
JAMES RIVER GROUP HOLDINGS, LTD.
By: /s/ Frank D’Orazio
Name:    Frank D’Orazio
Title:    Chief Executive Officer
ACCEPTED AND AGREED TO AS OF
THIS 27TH DAY OF AUGUST, 2021
/s/ Michael Hoffmann
Michael Hoffmann
[Signature Page to Amended and Restated Employment Agreement]

APPENDIX – FURTHER PARTICULARS
The following are further particulars required to be stated in Executive’s statement of employment pursuant to Section 6 of the Employment Act 2000, as amended from time to time.

Dress code:	The dress code is business casual.
Meal breaks:	At all times, Executive is not required to work for more than five hours continuously without a meal break of at least 30 minutes. Executive shall not be required to perform any work during his meal break without his consent.
Rest period:	Executive is entitled to a rest period of at least 24 consecutive hours in each week.
Disciplinary and grievance procedure:	Executive is referred to the Employee Handbook for its disciplinary and grievance policies, which may be amended from time to time.
Collective bargaining agreement:	No collective agreements exist which directly affect the terms and conditions of Executive’s employment.
Statement against Bullying and Sexual Harassment:
The Company has in place a statement against bullying and sexual harassment, as updated from time to time. This statement, which does not form part of the Agreement, is contained in the Employee Handbook and also can be accessed here: [REDACTED]

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